UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

(09 May 2023)
Commission File No. 001-32846

____________________________
CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure: Notice of Scheme Meeting and EGM

CRH plc

(the "Company")

NOTICE OF SCHEME MEETING AND EXTRAORDINARY GENERAL MEETING

9 May 2023

Scheme Meeting and Extraordinary General Meeting

An Irish High Court convened shareholder meeting (the "Scheme Meeting") and an extraordinary general meeting (the "EGM" and together with the Scheme Meeting, the "Meetings") will be held from 10.00 a.m. on 8 June 2023 at the Royal Marine Hotel, Marine Road, Dún Laoghaire, Co. Dublin, A96 K063, Ireland, in order for ordinary shareholders to consider and, if deemed appropriate, approve certain matters in connection with the proposal to transfer the Company's primary listing to the New York Stock Exchange ("NYSE") and the transfer of the Company's listing category of ordinary shares on the London Stock Exchange ("LSE") from a premium listing to a standard listing.

At the Scheme Meeting, shareholders will be asked to consider and, if thought fit, approve a scheme of arrangement to effect the migration of the settlement system applicable to the Company's ordinary shares held electronically from Euroclear Bank to the Depositary Trust Company in connection with the listing of the ordinary shares directly on the NYSE (the "Scheme"). The scheme of arrangement is also subject to the sanction of the Irish High Court.  At the EGM, shareholders will be asked to consider and, if thought fit, approve certain resolutions in order to give full effect to the Scheme, the LSE listing change, and certain ancillary resolutions which are necessary to implement these transactions and arrangements. These transactions including the LSE listing change, are expected to take effect on 25 September 2023.

A detailed shareholder circular (the "Circular"), which includes the notice of both Meetings and sets out details of the proposed business to be considered at each of the Meetings, has been published by the Company today and posted to shareholders, together with forms of proxy for both Meetings (together, the "Documents"). Copies of the Documents are available on the Company's website, https://www.crh.com/investors/shareholder-centre/egm, together with a copy of the Articles of Association showing the proposed changes in relation to the transaction.

Shareholders should read the Circular in its entirety, including the documents referred to therein, and consider whether or not to vote in favour of the resolutions in light of the information contained in the Circular.

Copies of the Documents have been submitted to the U.K. National Storage Mechanism and will shortly be available for inspection at:

https://data.fca.org.uk/#/nsm/nationalstoragemechanism

and at:

Arthur Cox
12 Gough Square
London
EC4A 3DW
United Kingdom

Enquiries

Contact
Neil Colgan
Company Secretary
Tel: 00 3531 6344340

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 09 May 2023
By:___/s/Neil Colgan___
N.Colgan
Company Secretary